Exhibit 99.1

Pembina Pipeline Corporation Announces Alliance Pipeline Open Season

CALGARY, March 28, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced today that Alliance Pipeline Ltd. ("Alliance"), of which it owns a 50 percent interest, has commenced a binding open season ("Open Season") for expansion capacity commitments.

Alliance today announced a binding Open Season for expansion capacity commitments. The Open Season is for an estimated 400 million cubic feet per day of additional firm service, commencing at an anticipated in-service date in the fourth quarter of 2021. The two-month Open Season begins March 28, 2018 and closes May 30, 2018.

Alliance receives natural gas in British Columbia, Alberta and North Dakota and carries it to the Chicago market, delivering approximately 1.6 billion cubic feet of natural gas per day. Pending regulatory approval, Alliance will increase capacity by approximately 25 percent through the addition of compression and other facilities to its system.

The offer is available to both existing and prospective shippers, for a minimum bid term of 15 years. Two Open Seasons are being held concurrently, one for Canadian receipt and delivery services and one for United States ("U.S.") transportation service. Parties interested in acquiring capacity from the Canadian receipt points must participate in both open seasons to obtain delivery service to Chicago.

Subject to the results of the Open Season, this approximately $2 billion project will be backstopped by long term, take-or-pay contracts that will provide customers with long term, firm receipt service with the certainty of fixed fees.

"The proposed expansion of Alliance Pipeline will increase access to premium markets and improve our service offering to current and potential customers," said Jason Wiun, Pembina's Senior Vice President and Chief Operating Officer, Pipelines. "While our extensive discussions regarding the expansion have indicated strong shipper interest, a successful Open Season process is a crucial step towards advancing the project, and providing our customers with additional service and access to the premium Chicago market."

More information on the binding Open Season is available on Alliance's website at www.alliancepipeline.com.

About the Alliance Pipeline system:
The Alliance Pipeline system consists of an approximately 3,848-kilometer (2,391-mile) integrated Canadian and U.S. natural gas transmission pipeline system, delivering rich natural gas from the Western Canadian Sedimentary Basin and the Williston Basin to the Chicago market hub. The Alliance system delivers, on average, about 45.3 million standard cubic metres (or 1.6 billion standard cubic feet) of natural gas per day. More information about the company is available at www.alliancepipeline.com.

Alliance Pipeline Limited Partnership (Alliance Canada) owns the Canadian portion of the Alliance Pipeline system. Alliance Pipeline L.P. (Alliance U.S.A.) owns the U.S. portion of the Alliance Pipeline system. Both Alliance Canada and Alliance U.S.A. are owned 50 percent each by affiliates of Enbridge Income Fund (TSX:ENF) and Pembina Pipeline Corporation (TSX:PPL).

About Pembina
Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "should", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the proposed capacity expansion of the Alliance Pipeline including but not limited to: expectations, plans or prospects for the Alliance Pipeline; estimated increased capacity of the Alliance Pipeline; the feasibility, terms and conditions of such expansion and the ability to achieve project support; the anticipated benefits to Pembina's customers; and costs of the project.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects and the integration of acquisitions; prevailing commodity prices, margins, volumes and exchange rates; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise, fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this news release.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/28/c8081.html

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For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:34e 28-MAR-18